# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lexeo Therapeutics, Inc., CIK 0001907108
CUSIP: 52886X107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 345 PARK AVENUE SOUTH, FLOOR 6, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-015606
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,073,467; sole dispositive power 0; shared dispositive power 3,073,467; aggregate amount beneficially owned 3,073,467 (5.7% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,073,467; sole dispositive power 0; shared dispositive power 3,073,467; aggregate amount beneficially owned 3,073,467 (5.7% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,073,467; sole dispositive power 0; shared dispositive power 3,073,467; aggregate amount beneficially owned 3,073,467 (5.7% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- Frazier Life Sciences Public Overage Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 624,804; sole dispositive power 0; shared dispositive power 624,804; aggregate amount beneficially owned 624,804 (1.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLSP Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 624,804; sole dispositive power 0; shared dispositive power 624,804; aggregate amount beneficially owned 624,804 (1.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLSP Overage, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 624,804; sole dispositive power 0; shared dispositive power 624,804; aggregate amount beneficially owned 624,804 (1.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 87,424; sole dispositive power 0; shared dispositive power 87,424; aggregate amount beneficially owned 87,424 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 87,424; sole dispositive power 0; shared dispositive power 87,424; aggregate amount beneficially owned 87,424 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 87,424; sole dispositive power 0; shared dispositive power 87,424; aggregate amount beneficially owned 87,424 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,784; sole dispositive power 0; shared dispositive power 232,784; aggregate amount beneficially owned 232,784 (0.4% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,784; sole dispositive power 0; shared dispositive power 232,784; aggregate amount beneficially owned 232,784 (0.4% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,784; sole dispositive power 0; shared dispositive power 232,784; aggregate amount beneficially owned 232,784 (0.4% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 406,246; sole dispositive power 0; shared dispositive power 406,246; aggregate amount beneficially owned 406,246 (0.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 406,246; sole dispositive power 0; shared dispositive power 406,246; aggregate amount beneficially owned 406,246 (0.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 406,246; sole dispositive power 0; shared dispositive power 406,246; aggregate amount beneficially owned 406,246 (0.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 87,424; sole dispositive power 0; shared dispositive power 87,424; aggregate amount beneficially owned 87,424 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P. and do not include any warrants held directly by Frazier Life Sciences X, L.P. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 87,424; sole dispositive power 0; shared dispositive power 87,424; aggregate amount beneficially owned 87,424 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P. and do not include any warrants held directly by Frazier Life Sciences X, L.P. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based the sum of (i) 33,196,997 shares of the Issuer's Common Stock outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the SEC on May 15, 2025 and (ii) 20,790,120 shares of Common Stock that were sold by the Issuer in connection with its public offering as set forth as described in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2025.
- Albert Cha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Lexeo Therapeutics, Inc.
Address of issuer's principal executive offices: 345 PARK AVENUE SOUTH, FLOOR 6, NEW YORK, NY, 10010.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P. FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Albert Cha ("Cha")
James Brush ("Brush")
Daniel Estes ("Estes" and together with Topper, Heron, Cha and Brush, the "Members")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Statement is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Statement (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 3,073,467 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Statement corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLSPOF directly holds 624,804 shares of Common Stock. FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Statement corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS X directly holds 87,424 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

FLS XI directly holds 232,784 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Statement corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS XII directly holds 406,246 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII, and this Statement corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain warrants and prefunded warrants to acquire shares of Common Stock (the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Warrants to purchase 2,647,440 shares of Common Stock, (ii) FLSPOF holds Warrants to purchase 781,005 shares of Common Stock, (iii) FLS X holds Warrants to purchase 109,280 shares of Common Stock, (iv) FLS XI holds Warrants to purchase 290,980 shares of Common Stock and (v) FLS XII holds Warrants to purchase 507,809 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of June 4, 2025, incorporated by reference into this Statement.

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/14/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/14/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/14/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/14/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/14/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/14/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/14/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/14/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/14/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/14/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/14/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/14/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/14/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/14/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (08/14/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/14/2025)